UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On April 17, 2008, Husky Energy Inc. issued a press release announcing that an agreement had been reached with CNOOC to jointly develop the Madura BD gas and natural gas liquids field located offshore East Java, Indonesia. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.
By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal & Corporate Secretary

Date: April 18, 2008

EXHIBIT A

April 17, 2008

For immediate release

Husky/CNOOC Complete Agreement for Joint Development in Indonesia

Calgary, Alberta – Husky Energy is pleased to announce that an agreement has been reached with CNOOC Ltd. to jointly develop the Madura BD gas and natural gas liquids field located offshore East Java, Indonesia. The agreement covers the development and further exploration of the Madura Straits Production Sharing Contract (PSC).

“CNOOC Ltd. brings extensive experience and strong technical skills in operating offshore Indonesia,” said Mr. John C.S. Lau, President & Chief Executive Officer of Husky Energy Inc. “We are pleased to team up with a strong partner to ensure that the development of the Madura BD field proceeds expeditiously and efficiently.”

Under this transaction, CNOOC Ltd. will pay Husky U.S. $125 million to acquire a 50 percent equity interest in Husky Oil (Madura) Limited, which holds a 100 percent interest in the Madura Strait PSC. The Madura Strait PSC is located approximately 40 kilometres north of East Java and covers 2,794 square kilometres of exploration acreage. Ten wells have been drilled in this block since 1984, resulting in two discoveries, the Madura BD and MDA fields. In 2007, Husky signed three gas sale and purchase agreements for the sale of 100 million cubic feet per day of natural gas from the Madura BD field to East Java buyers.

CNOOC Southeast Asia Limited, a subsidiary of CNOOC Ltd., has significant depth of development and operations experience in Indonesia and currently operates two blocks and holds interests in numerous other blocks in Indonesia.

Husky holds a 100 percent interest in the East Bawean II PSC, offshore Indonesia and will continue to focus on exploration and drilling activities in Indonesia. Husky recently completed a 1,410 square kilometre 3-D seismic program over this block in preparation for a two well exploration program in 2009.

Husky Energy is a Canadian based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE.

For further information, please contact:

Tanis Thacker Manager, Investor Relations Husky Energy Inc. (403) 298-6747